Charles A. Brawley, III
Vice President & Associate General Counsel

Lincoln National Corporation
Centre Square - West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102-2112
direct 215-448-1403
fax 215-979-6570
cbrawley@lfg.com

April 19, 2006

Mr. Zafar Hasan
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Lincoln National Corporation

Registration Statement on Form S-3 (Reg. No. 333-131943)

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Lincoln National Corporation (the “Company”) requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, so that it will become effective at 4:00 P.M., Eastern Time, on Wednesday, April 19, 2006 or as soon thereafter as is practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the distribution of securities specified in the above-referenced Registration Statement and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the registration statement or this request to Dennis L. Schoff, Senior Vice President and General Counsel at 215.448.1409 or to the undersigned at 215.448.1475.

Very truly yours,

Lincoln National Corporation

By: /s/ Charles A. Brawley, III
Charles A. Brawley, III
Vice President & Associate General Counsel